FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2018

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly held Company and Authorized Company

CNPF/MF No. 47.508.411/0001‐56

Notice to the Shareholders

We hereby inform Messrs. shareholders of Companhia Brasileira de Distribuição (“CBD” or “Company”) that the Board of Directors resolved, on this date, to approve, ad referendum of the General Ordinary Shareholders´ Meeting, the payment of interests on equity (juros sobre o capital próprio) referred to the period between July 1, 2017 and December 31, 2017, based on the financial statements of the fiscal year ended on December 31, 2017, to be attributed to the minimum mandatory dividend of the fiscal year of 2017 in the gross amount of R$ 91,098,624.98 (ninety one million, ninety eighty thousand, six hundred and twenty-four Reais and ninety eight cents), corresponding to R$ 0.321878444 for each common share and R$ 0.354066288 for each preferred share, deducted the amount related to withhold taxes (“IRRF” – “Imposto de Renda Retido na Fonte”), pursuant to the Law, with the exception of the shareholders who are immune and/or exempt. In addition, considering the payment made on December 15, 2017, pursuant to the Notices to the Shareholders disclosed on December 1, 2017 and on December 5, 2017, the Company reached the amount corresponding to the minimum mandatory dividend (25% of the net profit after the constitution of the legal reserve) in relation to the fiscal year ended on December 31, 2017.

The shareholders duly immune or exempt from IRRF shall submit to the Company the documents evidencing their exception until April 2, 2018, to the attention of the Investors Relation area at the address of the head office of the Company (Av. Brigadeiro Luís Antônio, 3142, Jardim Paulista – Zip Code 01402-901, São Paulo/SP).

The mentioned payment to the shares traded on B3 S.A. - Brasil, Bolsa, Balcão, as well as other shares registered with Itaú Corretora de Valores S.A., shall occur on May 25, 2018, according to the base date of March 29, 2018 (including such date). The shares issued by the Company shall be traded ex-interest as from April 2, 2018.

Regarding the American Depositary Receipts representing the Company's preferred shares (“ADR”) traded on the New York Stock Exchange - NYSE, the owners of ADRs will be entitled to the JCP on the base date of April 6, 2018 (including such date). The payment to the ADR owners shall be done by JPMorgan Chase Bank, N.A., the depositary bank of the ADRs.

Based on the results accrued on the fiscal year ended on December 31, 2017 and in view of the estimates of results for 2018 reported by the Company on the Press Release related to the fourth quarter 2017 results announced on February 19, 2018, the Company is evaluating the possibility of resuming the practice of interim dividend allocation, subject to the approval of a Shareholders’ Compensation Policy (dividends and interests on equity) by the Board of Directors of the Company. The Company will keep its shareholders and the market in general duly informed regarding this matter.

São Paulo, March 26, 2018.

Daniela Sabbag

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 26, 2018	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.